June 29, 2009

VIA EDGAR AND VIA FACSIMILE (703) 813-6982
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: H. Roger Schwall, Assistant Director

Re:    Registration Statement on Form S-3 (No. 333-159225) of Rosetta Resources Inc.

Ladies and Gentlemen:

     On behalf of Rosetta Resources Inc. (the “Company”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-3 be accelerated to 10:00 a.m., Washington, D.C. time, on Thursday, July 2, 2009, or as soon thereafter as practicable. The Company hereby acknowledges that:

o	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

o
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

o
the Company may not assert the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This request has also been transmitted via EDGAR.

    Very truly yours,

    Rosetta Resources Inc.

     By:  /s/ Michael J. Rosinski
    Michael J. Rosinski
    Executive Vice President,
    Chief Financial Officer and Treasurer

     Cc:  Douglas Brown, Division of Corporation Finance
    Christine B. LaFollette, Akin Gump Strauss Hauer & Feld LLP